Exhibit 99.1

NEWS

Starfield Resources Confirms Arrangements For
Replacement Of Outstanding Nevoro Warrants And Options

Toronto, Ontario - October 19, 2009 - Starfield Resources Inc. (“Starfield”) (TSX: SRU / OTCBB: SRFDF) and Nevoro Inc. (“Nevoro”) (TSX: NVR) announced on October 8, 2009 the closing of the arrangement transaction (the “Arrangement”) pursuant to which Starfield acquired all of the issued and outstanding common shares of Nevoro in consideration of 0.87 for one Starfield common share for each common share of Nevoro.

In accordance with the terms of the Arrangement, holders of all outstanding options and share purchase warrants of Nevoro (“Nevoro Options” and “Nevoro Warrants”, respectively) are entitled to receive replacement options and warrants, respectively (“Replacement Securities”), to purchase common shares of Starfield (“Starfield Shares”) and Starfield has assumed the obligations of Nevoro under the Nevoro Warrants and Nevoro Options. Each Replacement Security entitles the holder to acquire that number of Starfield Shares equal to the product of (A) the number of Nevoro Shares the holder’s Nevoro Warrant or Nevoro Option entitled the holder to acquire immediately before the effective time of the Plan of Arrangement, and (B) 0.87.  The exercise price per Starfield Share payable upon the exercise of each Replacement Security is equal to the quotient of (A) the exercise price per Nevoro Share subject to the holder’s Nevoro Warrant or Nevoro Option, as the case may be, immediately before the effective time of the Plan of Arrangement divided by (B) 0.87, rounded up to the nearest cent.

Holders of Nevoro Warrants and/or Nevoro Options may exchange their Nevoro Warrant certificates and Nevoro Option agreements for new warrant certificates and option agreements of Starfield (each, a “Replacement Document”) by providing their original Nevoro Warrant certificates or Nevoro Option agreements to Starfield at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada M5H 3P5.  The Replacement Documents will bear the name of Starfield, will reflect the adjusted number of Starfield Shares that may be acquired upon the exercise thereof and reflect on their face the adjusted exercise price per Starfield Share.  In the event a holder does not elect to exchange its Nevoro Warrant certificate or Nevoro Option agreement for a Replacement Document and subsequently exercises all or part of such Nevoro Warrant or Nevoro Option, such Holder will receive the same number of Starfield Shares as they would have received had they submitted a Replacement Document.

Holders of Nevoro Options have, subject to the exception described below, 90 days from the effective date of termination of their status as a director, officer or employee of Nevoro or any of its Designated Affiliates (as defined in the Nevoro share incentive plan dated May 9, 2008) to exercise any vested Nevoro Options.  As previously disclosed in the Nevoro management information circular dated August 28, 2009, Starfield has extended the exercise period for terminated Nevoro directors, officers and certain key employees beyond the 90 day period to the earlier of October 8, 2010 and the original date of expiry of the their Nevoro Option.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

No fractional shares will be issued by Starfield.  To the extent that the holder of one or more Nevoro Warrants or Nevoro Options would otherwise have been entitled to receive on exercise or partial exercise thereof a fraction of a common share, that holder may exercise such right in respect of the fraction only in combination with another warrant or warrants or option that in the aggregate entitle the holder to purchase a whole number of shares.  If not so exercised, Starfield shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a common share.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. Starfield’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest base and precious metal project.  Starfield has also funded the development of a novel, environmentally-friendly and energy efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

On October 8, 2009, the Company completed its acquisition of Nevoro.  The three primary assets acquired in the Nevoro transaction are as follows:

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the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producer of platinum group metals;

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the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and,

•
a portfolio of eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

The Company is continuing to focus its efforts on exploring and developing the Ferguson Lake property while determining the next steps for exploration and development of its newly acquired properties in Montana, California and Nevada.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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